UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13E-3

RULE 13e-3 TRANSACTION STATEMENT UNDER SECTION 13(e)

OF THE SECURITIES EXCHANGE ACT OF 1934

Oaktree Capital Group, LLC

(Name of the Issuer)

Oaktree Capital Group, LLC

Oaktree Capital Group Holdings, L.P.

Oaktree Capital Group Holdings GP, LLC

Oslo Holdings LLC

Howard S. Marks

Bruce A. Karsh

Brookfield Asset Management Inc.

Berlin Merger Sub, LLC

Atlas Holdings, LLC

Atlas OCM Holdings, LLC

Brookfield Holdings Canada Inc.

Brookfield US Holdings, Inc.

Brookfield US Inc.

PF Fund Limited Partnership

(Name of Person(s) Filing Statement)

Class A Units Representing Limited Liability Company Interests

(Title of Class of Securities)

674001201

(CUSIP Number of Class of Securities)

Justin B. Beber	Todd E. Molz
Managing Partner, Chief Legal Officer	General Counsel and
Brookfield Asset Management Inc.	Chief Administrative Officer
181 Bay Street, Suite 300, P.O. Box 762	Oaktree Capital Group, LLC
Toronto, Ontario	333 South Grand Avenue, 28th Floor
Canada M5J 2T3	Los Angeles, CA 90071
(416) 363-9491	(213) 830-6300

(Name, Address, and Telephone Numbers of Person(s) Authorized to Receive Notices and Communications on Behalf of the Persons Filing Statement)

With copies to:

Michael J. Aiello, Esq. Matthew J. Gilroy, Esq. Eoghan P. Keenan, Esq. Weil, Gotshal & Manges LLP 767 Fifth Avenue New York, New York 10153 (212) 310-8000	Elizabeth A. Cooper, Esq. Benjamin P. Schaye, Esq. Thomas A. Wuchenich, Esq. Simpson Thacher & Bartlett LLP 425 Lexington Avenue New York, NY 10017 (212) 455-2000

This statement is filed in connection with (check the appropriate box):

☒ a.	The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.

☒ b.	The filing of a registration statement under the Securities Act of 1933.

☐ c.	A tender offer.

☐ d.	None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies:  ☒

Check the following box if the filing is a final amendment reporting the results of the transaction:

Calculation of Filing Fee

TRANSACTION VALUATION*	AMOUNT OF FILING FEE**
$4,887,812,974.02	$592,402.93

(*)

Calculated solely for purposes of determining the filing fee. The transaction value was calculated based on the market value of class A common units of Oaktree Capital Group, LLC (“Oaktree class A units”) (the securities to be acquired) in accordance with Rule 0-11(b)(2) of the Securities Exchange Act of 1934, as amended, as follows: the product of (a) $49.34, the average of the high and low prices per unit of Oaktree class A units on May 8, 2019, and (b) the sum of (x) 69,678,862 class A units, no par value (“Oaktree class A units”) of Oaktree Capital Group, LLC (“Oaktree”) outstanding as of May 8, 2019, plus (y) 25,872,041 Oaktree class A units, which is the number of units of equity interest, no par value (“SellerCo Units”) of Oslo Holdings LLC (“SellerCo”) estimated to be outstanding as of immediately prior to the subsequent effective time (as defined in the Registration Statement on Form F-4), plus (z) up to 3,500,000 Oaktree class A units, which is the number of OCGH units that may be exchanged for Oaktree class A units pursuant to the support agreement (as defined in the Registration Statement on Form F-4).

(**)	Determined in accordance with Rule 0-11 under the Exchange Act at a rate equal to $121.20 per $1,000,000 of transaction value.

☒

Check box if any part of the fee is offset as provided by Exchange Act Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $298,242.58	Filing Party: Brookfield Asset Management Inc.

Form or Registration No.: Registration Statement on Form F-4	Date Filed: May 9, 2019

INTRODUCTION

This Rule 13e-3 Transaction Statement on Schedule 13E-3, together with the exhibits hereto (this “Transaction Statement”), is being filed with the Securities and Exchange Commission (the “SEC”) pursuant to Section 13(e) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), jointly by the following parties (each, a “Filing Party,” and collectively the “Filing Parties”): (a) Oaktree Capital Group LLC, a Delaware limited liability company (“Oaktree”) and the issuer of the Oaktree class A common units (“Oaktree class A units”) that are the subject of the Rule 13e-3 transaction; (b) Oaktree Capital Group Holdings, L.P., a Delaware limited partnership (“OCGH”); (c) Oaktree Capital Group Holdings GP, LLC, a Delaware limited liability company (“Oaktree GP”); (d) Oslo Holdings LLC, a Delaware limited liability company (“SellerCo”); (e) Howard S. Marks and Bruce A. Karsh; (f) Brookfield Asset Management Inc., a corporation incorporated under the laws of the Province of Ontario (“Brookfield”); (g) Berlin Merger Sub, LLC, a Delaware limited liability company (“Merger Sub”); (h) Atlas Holdings, LLC, a Delaware limited liability company (“Atlas”); (i) Atlas OCM Holdings, LLC, a Delaware limited liability company; (j) Brookfield Holdings Canada Inc., a corporation incorporated under the laws of the Province of Ontario; (k) Brookfield US Holdings, Inc., a corporation incorporated under the laws of the Province of Ontario; (l) Brookfield US Inc., a Delaware corporation; and (m) PF Fund Limited Partnership, a limited partnership formed under the laws of the Province of Ontario.

On March 13, 2019, Oaktree entered into an Agreement and Plan of Merger (the “merger agreement”) with Brookfield, Merger Sub, SellerCo and Oslo Holdings Merger Sub LLC, a Delaware limited liability company and wholly-owned subsidiary of Oaktree (“Seller MergerCo”), pursuant to which, among other things, Brookfield has agreed to acquire all of the issued and outstanding Oaktree class A units.

The transaction will be effected pursuant to two successive merger transactions in accordance with the terms and subject to the conditions set forth in the merger agreement. In the initial merger, Merger Sub will be merged with and into Oaktree and holders of Oaktree class A units (other than Oaktree restricted units and Oaktree class A units owned directly or indirectly by Oaktree or by Merger Sub) will be entitled to receive in exchange for each such unit owned by them immediately prior to such initial merger, without interest and subject to any applicable withholding taxes, at the election of the unitholder (subject to the pro-ration described below), (A) $49.00 in cash (the “cash consideration”), or (B) 1.0770 fully paid and nonassessable Class A Limited Voting Shares of Brookfield (the “share consideration”, together with the cash consideration, the “merger consideration”). In the subsequent merger, SellerCo will be merged with and into Seller MergerCo, and each unit of equity interest in SellerCo (a “SellerCo unit”) will, at the election of the holder, be converted into the right to receive either cash consideration or share consideration (subject to the pro-ration described in the following sentence). All elections with respect to Oaktree class A units and SellerCo units will be prorated to ensure that no more than fifty (50%) of the aggregate merger consideration is paid in the form of cash consideration or share consideration. The initial merger and the subsequent merger are collectively referred to as the “mergers.” No fractional shares will be issued in the mergers and Oaktree unitholders and SellerCo unitholders will receive cash in lieu of any fractional shares.

Immediately prior to the effective time of the initial merger, each restricted Oaktree class A unit that is outstanding and unvested at such time (an “Oaktree restricted unit”), including those held by Oaktree’s directors and executive officers, will be automatically converted into a common unit of OCGH having the same terms and conditions (including vesting) that applied to the applicable Oaktree restricted unit from which such common unit was converted, except as otherwise modified by the organizational documents of OCGH.

Concurrently with the filing of this Transaction Statement, Brookfield is filing with the SEC its registration statement on Form F-4, which includes a consent solicitation statement/prospectus (the “consent solicitation statement/prospectus”) to request that Oaktree unitholders consider and consent to the proposal to adopt the merger agreement and approve the transactions contemplated thereby (the “merger proposal”) and the proposal to approve, on a non-binding, advisory basis, certain merger-related executive officer compensation payments that will or may be made to Oaktree’s named executive officers in connection with the mergers (the “compensation proposal”). The adoption of the merger agreement by Oaktree unitholders representing a majority of the aggregate voting power of all outstanding Oaktree class A units and class B units, voting together as a single class, and entitled to vote on the merger proposal, is required to complete the mergers. A copy of the consent solicitation statement/prospectus is incorporated by reference herein as Exhibit (a)(i)(i) and a copy of the merger agreement is attached as Annex A to the consent solicitation statement/prospectus.

The cross-references below are being supplied pursuant to General Instruction G to Schedule 13E-3 and show the location in the consent solicitation statement/prospectus of the information required to be included in response to the items of Schedule 13E-3. Pursuant to General Instruction F to Schedule 13E-3, the information contained in the consent solicitation statement/prospectus, including all annexes and exhibits thereto, is incorporated by reference herein in its entirety, and the responses to each item in this Transaction Statement are qualified in their entirety by the information contained in the consent solicitation statement/prospectus and the annexes and exhibits thereto. As of the date hereof, the consent solicitation statement/prospectus is in preliminary form and is subject to completion or amendment. Capitalized terms used but not defined in this Transaction Statement shall have the meanings given to them in the consent solicitation statement/prospectus.

Under the SEC rules governing “going private” transactions, each of the Filing Parties may be deemed to be an affiliate of Oaktree and engaged in a “going private” transaction for purposes of Rule 13e-3 under the Exchange Act. This filing is being made only in response to the SEC’s suggestion that certain of the Filing Parties may be “affiliates” within the meaning of Rule 13e-3. The filing of this Transaction Statement is not intended to and does not express the view of any Filing Parties as to its legal relationships or its engagement in the mergers.

All information contained in, or incorporated by reference into, this Transaction Statement concerning each Filing Party has been supplied by such Filing Party and no Filing Party has produced any disclosure with respect to any other Filing Party.

Each of Perella Weinberg Partners LP and Sandler O’Neill & Partners, L.P. has consented to the inclusion of its respective materials filed as Exhibits under Item 16 of this Transaction Statement.

Item 1. Summary Term Sheet

The information set forth in the consent solicitation statement/prospectus under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET”

“QUESTIONS AND ANSWERS”

Item 2. Subject Company Information

(a) Name and Address. The information set forth in the consent solicitation statement/prospectus under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET — The Parties to the Merger Agreement”

“THE PARTIES TO THE MERGERS”

(b) Securities. The information set forth in the consent solicitation statement/prospectus under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET — Units Entitled to Consent and Consent Required”

“QUESTIONS AND ANSWERS”

“OAKTREE SOLICITATION OF WRITTEN CONSENTS—Record Date; Unitholders Entitled to Consent”

“OAKTREE SOLICITATION OF WRITTEN CONSENTS—Unit Ownership of and Voting by Oaktree Directors and Executive Officers”

“IMPORTANT INFORMATION REGARDING OAKTREE—Oaktree Beneficial Ownership”

(c) Trading Market and Price. The information set forth in the consent solicitation statement/prospectus under the following caption is incorporated herein by reference:

“COMPARATIVE MARKET PRICE DATA AND DIVIDEND AND DISTRIBUTION INFORMATION”

(d) Dividends. The information set forth in the consent solicitation statement/prospectus under the following captions is incorporated herein by reference:

“COMPARATIVE MARKET PRICE DATA AND DIVIDEND AND DISTRIBUTION INFORMATION”

“THE MERGER AGREEMENT—Conversion of Units, Exchange of Certificates, Withholding and Dividends and Distributions”

“THE MERGER AGREEMENT—Conduct of Business of Oaktree Prior to Completion of the Mergers”

“THE MERGER AGREEMENT—Permitted Distributions”

(e) Prior Public Offerings. The information set forth in the consent solicitation statement/prospectus under the following caption is incorporated herein by reference:

“IMPORTANT INFORMATION REGARDING OAKTREE—Prior Public Offerings”

(f) Prior Stock Purchases. The information set forth in the consent solicitation statement/prospectus under the following caption is incorporated herein by reference:

“IMPORTANT INFORMATION REGARDING OAKTREE—Transactions in Oaktree Class A Units During the Past Two Years”

Item 3. Identity and Background of Filing Persons

(a)-(c) Name and Address, Business and Background of Entities, Business and Background of Natural Persons. The information set forth in the consent solicitation statement/prospectus under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET—The Parties to the Merger Agreement”

“THE PARTIES TO THE MERGERS”

“IMPORTANT INFORMATION REGARDING OAKTREE—Company Background”

“IMPORTANT INFORMATION REGARDING OAKTREE—Directors and Executive Officers”

“IMPORTANT INFORMATION REGARDING THE OCGH FILING PARTIES AND THE BROOKFIELD FILING PARTIES”

“WHERE YOU CAN FIND MORE INFORMATION”

Item 4. Terms of the Transaction

(a) Material Terms. The information set forth in the consent solicitation statement/prospectus under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET”

“QUESTIONS AND ANSWERS”

“SPECIAL FACTORS—Effects of the Mergers”

“SPECIAL FACTORS—Background of the Mergers”

“SPECIAL FACTORS—Recommendation of the Special Committee and the Oaktree board; Reasons for the Mergers; Fairness of the Mergers”

“SPECIAL FACTORS—Purpose and Reasons of the OCGH Filing Parties for the Mergers”

“SPECIAL FACTORS—Purpose and Reasons of the Brookfield Filing Parties for the Mergers”

“SPECIAL FACTORS—Position of the OCGH Filing Parties as the Fairness of the Mergers”

“SPECIAL FACTORS—Position of the Brookfield Filing Parties as to the Fairness of the Mergers”

“SPECIAL FACTORS—Plans for Oaktree after the Mergers”

“SPECIAL FACTORS—Interests of Oaktree Directors and Executive Officers in the Mergers”

“SPECIAL FACTORS—Accounting Treatment of the Mergers”

“SPECIAL FACTORS—Listing of Brookfield Class A Shares and Delisting and Deregistration of Oaktree Class A Units”

“OAKTREE SOLICITATION OF WRITTEN CONSENTS”

“PROPOSALS”

“THE MERGER AGREEMENT”

“THE SUPPORT AGREEMENT”

“MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES”

“DESCRIPTION OF BROOKFIELD CAPITAL STOCK”

“COMPARISON OF UNITHOLDERS’ AND SHAREHOLDERS’ RIGHTS”

“ANNEX A—AGREEMENT AND PLAN OF MERGER”

“ANNEX B—UNITHOLDER SUPPORT AGREEMENT”

(c) Different Terms. The information set forth in the consent solicitation statement/prospectus under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET”

“QUESTIONS AND ANSWERS”

“SPECIAL FACTORS—Effects of the Mergers”

“SPECIAL FACTORS—Plans for Oaktree after the Mergers”

“SPECIAL FACTORS—Interests of Oaktree Directors and Executive Officers in the Mergers”

“PROPOSALS—Proposal 2—Compensation Proposal”

“THE MERGER AGREEMENT—Merger Consideration; Effect of the Mergers on Capital Stock”

“THE MERGER AGREEMENT—Treatment of Oaktree Equity Awards”

“THE SUPPORT AGREEMENT”

“EXCHANGE AGREEMENT”

“THE A&R OPERATING AGREEMENT”

“TRA AMENDMENT”

“NOTES AND REGISTRATION RIGHTS”

“MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES”

“ANNEX A—AGREEMENT AND PLAN OF MERGER”

“ANNEX B—UNITHOLDER SUPPORT AGREEMENT”

(d) Appraisal Rights. The information set forth in the consent solicitation statement/prospectus under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET—No Appraisal Rights”

“QUESTIONS AND ANSWERS”

“SPECIAL FACTORS—No Appraisal Rights”

“RISK FACTORS—Risk Factors Relating to the Mergers”

“COMPARISON OF UNITHOLDERS’ AND SHAREHOLDERS’ RIGHTS”

(e) Provisions for Unaffiliated Security Holders. The information set forth in the consent solicitation statement/prospectus under the following caption is incorporated herein by reference:

“PROVISION FOR UNAFFILIATED UNITHOLDERS”

(f) Eligibility for Listing or Trading. The information set forth in the consent solicitation statement/prospectus under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET—Listing of Brookfield Class A Shares and Delisting and Deregistration of Oaktree Class A Units”

“QUESTIONS AND ANSWERS”

“SPECIAL FACTORS—Listing of Brookfield Class A Shares and Delisting and Deregistration of Oaktree Class A Units”

“MERGER AGREEMENT—Conditions to Completion of the Mergers”

“DESCRIPTION OF BROOKFIELD CAPITAL STOCK”

Item 5. Past Contacts, Transactions, Negotiations and Agreements

(a) Transactions. None.

(b)-(c) Significant Corporate Events, Negotiations or Contracts. The information set forth in the consent solicitation statement/prospectus under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET”

“QUESTIONS AND ANSWERS”

“SPECIAL FACTORS—Background of the Mergers”

“SPECIAL FACTORS—Recommendation of the Special Committee and the Oaktree Board; Reasons for the Mergers; Fairness of the Mergers”

“SPECIAL FACTORS—Purpose and Reasons of the OCGH Filing Parties for the Mergers”

“SPECIAL FACTORS—Purpose and Reasons of the Brookfield Filing Parties for the Mergers”

“SPECIAL FACTORS—Position of the OCGH Filing Parties as to the Fairness of the Mergers”

“SPECIAL FACTORS—Position of the Brookfield Filing Parties as to the Fairness of the Mergers”

“SPECIAL FACTORS—Interests of Oaktree Directors and Executive Officers in the Mergers”

“THE MERGER AGREEMENT”

“THE SUPPORT AGREEMENT”

“THE A&R OPERATING AGREEMENT”

“EXCHANGE AGREEMENT”

“TRA AMENDMENT”

“ANNEX A—Agreement and Plan of Merger”

“ANNEX B—Unitholder Support Agreement”

(e) Agreements Involving the Subject Company’s Securities. The information set forth in the consent solicitation statement/prospectus under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET”

“QUESTIONS AND ANSWERS”

“SPECIAL FACTORS—Effects of the Mergers”

“SPECIAL FACTORS—Purpose and Reasons of the OCGH Filing Parties for the Mergers”

“SPECIAL FACTORS—Purpose and Reasons of the Brookfield Filing Parties for the Mergers”

“SPECIAL FACTORS—Interests of Oaktree Directors and Executive Officers in the Mergers”

“SPECIAL FACTORS—Financing for the Transactions”

“SPECIAL FACTORS—Listing of Brookfield Class A Shares and Delisting and Deregistration of Oaktree Class A Units”

“OAKTREE SOLICITATION OF WRITTEN CONSENTS”

“IMPORTANT INFORMATION REGARDING OAKTREE—Agreements Involving Oaktree Securities”

“THE MERGER AGREEMENT”

“THE SUPPORT AGREEMENT”

“EXCHANGE AGREEMENT”

“THE A&R OPERATING AGREEMENT”

“TRA AMENDMENT”

“ANNEX A—AGREEMENT AND PLAN OF MERGER”

“ANNEX B—UNITHOLDER SUPPORT AGREEMENT”

Item 6. Purposes of the Transaction and Plans or Proposals

(b) Use of Securities Acquired. The information set forth in the consent solicitation statement/prospectus under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET”

“QUESTIONS AND ANSWERS”

“SPECIAL FACTORS—Effects of the Mergers”

“SPECIAL FACTORS—Recommendation of the Special Committee and the Oaktree Board; Reasons for the Mergers; Fairness of the Mergers”

“SPECIAL FACTORS—Plans for Oaktree after the Mergers”

“SPECIAL FACTORS—Interests of Oaktree Directors and Executive Officers in the Mergers”

“SPECIAL FACTORS—Listing of Brookfield Class A Shares and Delisting and Deregistration of Oaktree Class A Units”

“THE MERGER AGREEMENT—Structure of the Mergers and Post-Closing Restructuring Steps”

“THE MERGER AGREEMENT—Merger Consideration; Effect of the Mergers on Capital Stock”

“THE MERGER AGREEMENT—Treatment of Oaktree Equity Awards”

“THE SUPPORT AGREEMENT”

“EXCHANGE AGREEMENT”

“THE A&R OPERATING AGREEMENT”

“ANNEX A—AGREEMENT AND PLAN OF MERGER”

“ANNEX B—UNITHOLDER SUPPORT AGREEMENT”

(c)(1)-(8) Plans. The information set forth in the consent solicitation statement/prospectus under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET”

“QUESTIONS AND ANSWERS”

“SPECIAL FACTORS—Effects of the Mergers”

“SPECIAL FACTORS—Background of the Mergers”

“SPECIAL FACTORS—Recommendation of the Special Committee and the Oaktree Board; Reasons for the Mergers; Fairness of the Mergers”

“SPECIAL FACTORS—Purpose and Reasons of the OCGH Filing Parties for the Mergers”

“SPECIAL FACTORS—Purpose and Reasons of the Brookfield Filing Parties for the Mergers”

“SPECIAL FACTORS—Plans for Oaktree after the Mergers”

“SPECIAL FACTORS—Interests of Oaktree Directors and Officers in the Mergers”

“SPECIAL FACTORS—Listing of Brookfield Class A Shares and Delisting and Deregistration of Oaktree Class A Units”

“THE MERGER AGREEMENT”

“THE SUPPORT AGREEMENT”

“EXCHANGE AGREEMENT”

“THE A&R OPERATING AGREEMENT”

“ANNEX A—AGREEMENT AND PLAN OF MERGER”

“ANNEX B—UNITHOLDER SUPPORT AGREEMENT”

Item 7. Purposes, Alternatives, Reasons and Effects

(a) Purposes. The information set forth in the consent solicitation statement/prospectus under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET”

“QUESTIONS AND ANSWERS”

“SPECIAL FACTORS—Effects of the Mergers”

“SPECIAL FACTORS—Background of the Mergers”

“SPECIAL FACTORS—Recommendation of the Special Committee and the Oaktree Board; Reasons for the Mergers; Fairness of the Mergers”

“SPECIAL FACTORS—Purpose and Reasons of the OCGH Filing Parties for the Mergers”

“SPECIAL FACTORS—Purpose and Reasons of the Brookfield Filing Parties for the Mergers”

“SPECIAL FACTORS—Plans for Oaktree after the Mergers”

“SPECIAL FACTORS—Interests of Oaktree Directors and Executive Officers in the Mergers”

“SPECIAL FACTORS—Listing of Brookfield Class A Shares and Delisting and Deregistration of Oaktree Class A Units”

“THE MERGER AGREEMENT—Structure of the Mergers and Post-Closing Restructuring Steps”

“THE SUPPORT AGREEMENT”

“EXCHANGE AGREEMENT”

“ANNEX A—AGREEMENT AND PLAN OF MERGER”

“ANNEX B—UNITHOLDER SUPPORT AGREEMENT”

(b) Alternatives. The information set forth in the consent solicitation statement/prospectus under the following captions is incorporated herein by reference:

“SPECIAL FACTORS—Effects of the Mergers”

“SPECIAL FACTORS—Background of the Mergers”

“SPECIAL FACTORS—Recommendation of the Special Committee and the Oaktree Board; Reasons for the Mergers; Fairness of the Mergers”

“SPECIAL FACTORS—Purpose and Reasons of the OCGH Filing Parties for the Mergers”

“RISK FACTORS—Risk Factors Relating to the Mergers”

(c) Reasons. The information set forth in the consent solicitation statement/prospectus under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET”

“QUESTIONS AND ANSWERS”

“SPECIAL FACTORS—Effects of the Mergers”

“SPECIAL FACTORS—Background of the Mergers”

“SPECIAL FACTORS—Recommendation of the Special Committee and the Oaktree Board; Reasons for the Mergers; Fairness of the Mergers”

“SPECIAL FACTORS—Purpose and Reasons of the OCGH Filing Parties for the Mergers”

“SPECIAL FACTORS—Purpose and Reasons of the Brookfield Filing Parties for the Mergers”

“SPECIAL FACTORS—Position of the OCGH Filing Parties as to the Fairness of the Mergers”

“SPECIAL FACTORS—Position of the Brookfield Filing Parties as to the Fairness of the Mergers”

“SPECIAL FACTORS—Interests of Oaktree Directors and Officers in the Mergers”

(d) Effects. The information set forth in the consent solicitation statement/prospectus under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET”

“QUESTIONS AND ANSWERS”

“SPECIAL FACTORS—Effects of the Mergers”

“SPECIAL FACTORS—Background of the Mergers”

“SPECIAL FACTORS—Recommendation of the Special Committee and the Oaktree Board; Reasons for the Mergers; Fairness of the Mergers”

“SPECIAL FACTORS—Accounting Treatment of the Mergers”

“SPECIAL FACTORS—Purpose and Reasons of the OCGH Filing Parties for the Mergers”

“SPECIAL FACTORS—Purpose and Reasons of the Brookfield Filing Parties for the Mergers”

“SPECIAL FACTORS—Position of the OCGH Filing Parties as to the Fairness of the Mergers”

“SPECIAL FACTORS—Position of the Brookfield Filing Parties as to the Fairness of the Mergers”

“SPECIAL FACTORS—Interests of Oaktree Directors and Executive Officers in the Mergers”

“SPECIAL FACTORS—Plans for Oaktree after the Mergers”

“SPECIAL FACTORS—Listing of Brookfield Class A Shares and Delisting and Deregistration of Oaktree Class A Units”

“THE MERGER AGREEMENT”

“THE SUPPORT AGREEMENT”

“REIMBURSEMENT AGREEMENT”

“THE A&R OPERATING AGREEMENT”

“TRA AMENDMENT”

“NOTES AND REGISTRATION RIGHTS”

“MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES”

“ANNEX A—AGREEMENT AND PLAN OF MERGER”

“ANNEX B—UNITHOLDER SUPPORT AGREEMENT”

“ANNEX C—REIMBURSEMENT AGREEMENT”

Item 8. Fairness of the Transaction

(a)-(b) Fairness; Factors Considered in Determining Fairness. The information set forth in the consent solicitation statement/prospectus under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET”

“QUESTIONS AND ANSWERS”

“SPECIAL FACTORS—Effects of the Mergers”

“SPECIAL FACTORS—Background of the Mergers”

“SPECIAL FACTORS—Recommendation of the Special Committee and the Oaktree Board; Reasons for the Mergers; Fairness of the Mergers”

“SPECIAL FACTORS—Opinion of Oaktree’s Financial Advisor”

“SPECIAL FACTORS—Opinion of Special Committee’s Financial Advisor”

“SPECIAL FACTORS—Projected Financial Information”

“SPECIAL FACTORS—Purpose and Reasons of the OCGH Filing Parties for the Mergers”

“SPECIAL FACTORS—Purpose and Reasons of the Brookfield Filing Parties for the Mergers”

“SPECIAL FACTORS—Position of the OCGH Filing Parties as to the Fairness of the Mergers”

“SPECIAL FACTORS—Position of the Brookfield Filing Parties as to the Fairness of the Mergers”

“SPECIAL FACTORS—Interests of Oaktree Directors and Executive Officers in the Mergers”

“ANNEX D—OPINION OF PERELLA WEINBERG PARTNERS LP”

“ANNEX E—OPINION OF SANDLER O’NEILL & PARTNERS, L.P.”

(c) Approval of Security Holders. The information set forth in the consent solicitation statement/prospectus under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET”

“QUESTIONS AND ANSWERS”

“SPECIAL FACTORS—Recommendation of the Special Committee and the Oaktree Board; Reasons for the Mergers; Fairness of the Mergers”

“SPECIAL FACTORS—Purpose and Reasons of the OCGH Filing Parties for the Mergers”

“SPECIAL FACTORS—Purpose and Reasons of the Brookfield Filing Parties for the Mergers”

“SPECIAL FACTORS—Position of the OCGH Filing Parties as to the Fairness of the Mergers”

“SPECIAL FACTORS—Position of the Brookfield Filing Parties as to the Fairness of the Mergers”

“OAKTREE SOLICITATION OF WRITTEN CONSENTS”

“PROPOSALS”

“THE MERGER AGREEMENT—Oaktree Written Consent; Oaktree Unitholder Meeting”

“THE MERGER AGREEMENT—Conditions to Completion of the Mergers”

“THE SUPPORT AGREEMENT”

“ANNEX A—AGREEMENT AND PLAN OF MERGER”

“ANNEX B—UNITHOLDER SUPPORT AGREEMENT”

(d) Unaffiliated Representatives. The information set forth in the consent solicitation statement/prospectus under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET”

“QUESTIONS AND ANSWERS”

“SPECIAL FACTORS—Background of the Mergers”

“SPECIAL FACTORS—Recommendation of the Special Committee and the Oaktree Board; Reasons for the Mergers; Fairness of the Mergers”

“SPECIAL FACTORS—Opinion of Oaktree’s Financial Advisor”

“SPECIAL FACTORS—Opinion of Special Committee’s Financial Advisor”

“SPECIAL FACTORS—Position of the OCGH Filing Parties as to the Fairness of the Mergers”

“SPECIAL FACTORS—Position of the Brookfield Filing Parties as to the Fairness of the Mergers”

“SPECIAL FACTORS—Interests of Oaktree Directors and Executive Officers in the Mergers”

“ANNEX D—OPINION OF PERELLA WEINBERG PARTNERS LP”

“ANNEX E—OPINION OF SANDLER O’NEILL & PARTNERS, L.P.”

“PROVISION FOR UNAFFILIATED UNITHOLDERS”

(e) Approval of Directors. The information set forth in the consent solicitation statement/prospectus under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET”

“QUESTIONS AND ANSWERS”

“SPECIAL FACTORS—Background of the Mergers”

“SPECIAL FACTORS—Recommendation of the Special Committee and the Oaktree Board; Reasons for the Mergers; Fairness of the Mergers”

“SPECIAL FACTORS—Interests of Oaktree Directors and Executive Officers in the Mergers”

“SPECIAL FACTORS—Position of the OCGH Filing Parties as to the Fairness of the Mergers”

“SPECIAL FACTORS—Position of the Brookfield Filing Parties as to the Fairness of the Mergers”

“OAKTREE SOLICITATION OF WRITTEN CONSENTS”

(f) Other Offers. Not Applicable.

Item 9. Reports, Opinions, Appraisals and Negotiations

(a)-(b) Report, Opinion or Appraisal; Preparer and Summary of the Report, Opinion or Appraisal. The information set forth in the consent solicitation statement/prospectus under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET”

“SPECIAL FACTORS—Background of the Mergers”

“SPECIAL FACTORS—Recommendation of the Special Committee and the Oaktree Board; Reasons for the Mergers; Fairness of the Mergers”

“SPECIAL FACTORS—Opinion of Oaktree’s Financial Advisor”

“SPECIAL FACTORS—Opinion of Special Committee’s Financial Advisor”

“SPECIAL FACTORS—Projected Financial Information”

“ANNEX D—OPINION OF PERELLA WEINBERG PARTNERS LP”

“ANNEX E—OPINION OF SANDLER O’NEILL & PARTNERS, L.P.”

The presentation materials dated November 6, 2018, November 18, 2018, November 18, 2018, November 24, 2018, November 27, 2018, December 15, 2018, December 23, 2018, January 4, 2019 and January 14, 2019, each prepared by Perella Weinberg Partners LP and reviewed by the management and certain directors of Oaktree Capital Group, LLC, are attached hereto as Exhibits (c)(3) through (c)(5) and Exhibits (c)(7) through (c)(12), respectively, and are incorporated by reference herein.

The presentation materials dated November 21, 2018, prepared by Perella Weinberg Partners LP and provided to Brookfield Asset Management Inc. at the direction of Oaktree Capital Group, LLC, are attached hereto as Exhibit (c)(6), and is incorporated by reference herein.

The presentation materials dated January 17, 2019, prepared by Perella Weinberg Partners LP and provided to the management of Brookfield Asset Management Inc. at the direction of Oaktree Capital Group, LLC, are attached hereto as Exhibit (c)(13), and is incorporated by reference herein.

The presentation materials dated March 7, 2019 and March 13, 2019, each prepared by Perella Weinberg Partners L.P. and reviewed by the board of directors of Oaktree Capital Group, LLC, are attached hereto as Exhibits (c)(14) and (c)(15), respectively, and are incorporated by reference herein.

The presentation materials dated January 17, 2019, February 7, 2019, February 19, 2019, March 4, 2019, March 11, 2019 and March 13, 2019, each prepared by Sandler O’Neill & Partners, L.P. and reviewed by the special committee of the board of directors of Oaktree Capital Group, LLC, are attached hereto as Exhibits (c)(16) through (c)(21), respectively, and are incorporated by reference herein.

(c) Availability of Documents. The reports, opinions or appraisals referenced in this Item 9 will be made available for inspection and copying at the principal executive offices of Oaktree during its regular business hours by any interested holder of Oaktree units or representative who has been designated in writing.

Item 10. Source and Amounts of Funds or Other Consideration

(a)-(b) Source of Funds; Conditions. The information set forth in the consent solicitation statement/prospectus under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET—Merger Consideration”

“SUMMARY TERM SHEET—Financing for the Transactions”

“QUESTIONS AND ANSWERS”

“SPECIAL FACTORS—Financing for the Transactions”

“THE MERGER AGREEMENT—Merger Consideration; Effect of the Mergers on the Capital Stock”

(c) Expenses. The information set forth in the consent solicitation statement/prospectus under the following captions is incorporated herein by reference:

“SPECIAL FACTORS—Fees and Expenses”

“THE MERGER AGREEMENT—Termination Fee”

“REIMBURSEMENT AGREEMENT”

“ANNEX C—Reimbursement Agreement”

(d) Borrowed Funds. Not applicable.

Item 11. Interest in Securities of the Subject Company

(a) Securities Ownership. The information set forth in the consent solicitation statement/prospectus under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET”

“SPECIAL FACTORS—Effects of the Mergers”

“SPECIAL FACTORS—Purposes and Reasons of the OCGH Filing Parties for the Mergers”

“OAKTREE SOLICITATION OF WRITTEN CONSENTS—Unit Ownership of and Voting by Oaktree Directors and Executive Officers”

“IMPORTANT INFORMATION REGARDING OAKTREE—Oaktree Beneficial Ownership”

(b) Securities Transactions. The information set forth in the consent solicitation statement/prospectus under the following caption is incorporated herein by reference:

“IMPORTANT INFORMATION REGARDING OAKTREE—Transactions in Oaktree Class A Units”

Item 12. The Solicitation or Recommendation

(d) Intent to Tender or Vote in a Going Private Transaction. The information set forth in the consent solicitation statement/prospectus under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET”

“QUESTIONS AND ANSWERS”

“SPECIAL FACTORS—Background of the Mergers”

“SPECIAL FACTORS—Recommendation of the Special Committee and the Oaktree Board; Reasons for the Mergers; Fairness of the Mergers”

“SPECIAL FACTORS—Purpose and Reasons of the OCGH Filing Parties for the Mergers”

“SPECIAL FACTORS—Purpose and Reasons of the Brookfield Filing Parties for the Mergers”

“SPECIAL FACTORS—Position of the OCGH Filing Parties as to the Fairness of the Mergers”

“SPECIAL FACTORS—Position of the Brookfield Filing Parties as to the Fairness of the Mergers”

“OAKTREE SOLICITATION OF WRITTEN CONSENTS—Unit Ownership of and Voting by Oaktree Directors and Executive Officers”

“THE SUPPORT AGREEMENT”

“EXCHANGE AGREEMENT”

“ANNEX B—UNITHOLDER SUPPORT AGREEMENT”

(e) Recommendation of Others. The information set forth in the consent solicitation statement/prospectus under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET”

“QUESTIONS AND ANSWERS”

“SPECIAL FACTORS—Background of the Mergers”

“SPECIAL FACTORS—Recommendation of the Special Committee and the Oaktree Board; Reasons for the Mergers; Fairness of the Mergers”

“SPECIAL FACTORS—Purpose and Reasons of the OCGH Filing Parties for the Mergers”

“SPECIAL FACTORS—Purpose and Reasons of the Brookfield Filing Parties for the Mergers”

“SPECIAL FACTORS—Position of the OCGH Filing Parties as to the Fairness of the Mergers”

“SPECIAL FACTORS—Position of the Brookfield Filing Parties as to the Fairness of the Mergers”

“OAKTREE SOLICITATION OF WRITTEN CONSENTS”

Item 13. Financial Statements

(a) Financial Information. The financial statements set forth in Oaktree’s Annual Report on Form 10-K for the year ended December 31, 2018, beginning on page 129 of such Annual Report on Form 10-K and filed with the SEC on February 22, 2019, are incorporated by reference herein. The information set forth in the consent solicitation statement/prospectus under the following captions is also incorporated herein by reference:

“IMPORTANT INFORMATION REGARDING OAKTREE—Book Value Per Unit”

“SELECTED HISTORICAL CONSOLIDATED FINANCIAL DATA OF OAKTREE”

“COMPARATIVE PER COMMON SHARE MARKET PRICE AND DATA”

“WHERE YOU CAN FIND MORE INFORMATION”

(b) Pro Forma Information. Not Applicable.

Item 14. Persons/Assets, Retained, Employed, Compensated and Used

(a)-(b) Solicitations and Recommendations; Employees and Corporate Assets. The information set forth in the consent solicitation statement/prospectus under the following captions is incorporated herein by reference:

“QUESTIONS AND ANSWERS”

“SPECIAL FACTORS—Background of the Mergers”

“SPECIAL FACTORS—Fees and Expenses”

“OAKTREE SOLICITATION OF WRITTEN CONSENTS”

Item 15. Additional Information

(b) Golden Parachute Compensation. The information set forth in the consent solicitation statement/prospectus under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET—Interests of Oaktree Directors and Executive Officers in the Mergers”

“SPECIAL FACTORS—Interests of Oaktree Directors and Executive Officers in the Mergers”

“PROPOSALS—Proposal 2—Compensation Proposal”

(c) Other Material Information. The entirety of the information set forth in the consent solicitation statement/prospectus, including all annexes, exhibits and appendices thereto, is incorporated herein by reference.

Item 16. Exhibits

(a)(2)(i)	Registration Statement on Form F-4 of Brookfield Asset Management Inc., including a consent solicitation statement/prospectus of Oaktree (incorporated herein by reference to the Registration Statement on Form F-4 filed by Brookfield with the Securities and Exchange Commission on May 9, 2019).

*(a)(2)(ii)	Form of Written Consent (incorporated herein by reference to the consent solicitation statement/prospectus)

(a)(2)(ii)	Letter to Oaktree Unitholders (incorporated herein by reference to the Registration Statement on Form F-4 filed by Brookfield with the Securities and Exchange Commission on May 9, 2019).

(a)(2)(iii)	Notice of Solicitation of Written Consent of Oaktree (incorporated herein by reference to the Registration Statement on Form F-4 filed by Brookfield with the Securities and Exchange Commission on May 9, 2019).

(a)(5)(i)	Joint Press Release, dated March 13, 2019 (incorporated herein by reference to the Form 425 filed by Oaktree with the SEC on March 13, 2019).

(a)(5)(ii)	Employee Memo, issued March 13, 2019 (incorporated herein by reference to the Form 425 filed by Oaktree with the SEC on March 13, 2019).

(a)(5)(iii)	Client Memo, dated March 13, 2019 (incorporated herein by reference to the Form 425 filed by Oaktree with the SEC on March 13, 2019).

(a)(5)(iv)	Employee Video Transcript, issued March 13, 2019 (incorporated herein by reference to the Form 425 filed by Oaktree with the SEC on March 13, 2019).

(a)(5)(v)	All Employee FAQ, issued March 13, 2019 (incorporated herein by reference to the Form 425 filed by Oaktree with the SEC on March 13, 2019).

(a)(5)(vi)	Employee Unitholders FAQ, dated March 2019 (incorporated herein by reference to the Form 425 filed by Oaktree with the SEC on March 14, 2019).

(a)(5)(vii)	Current Report on Form 8-K, dated March 19, 2019, together with all exhibits thereto (incorporated herein by reference to the Form 425 filed by Oaktree with the SEC on March 19, 2019).

(a)(5)(viii)	Current Report on Form 8-K, dated April 25, 2019, together with all exhibits thereto (incorporated herein by reference to the Form 425 filed by Oaktree with the SEC on April 25, 2019).

(a)(5)(ix)	Presentation Regarding First Quarter 2019 Financial Results (incorporated herein by reference to the Form 425 filed by Oaktree with the SEC on April 30, 2019).

(b)	None.

(c)(1)	Opinion of Perella Weinberg Partners LP, dated March 13, 2019 (incorporated herein by reference to Annex D of the Registration Statement on Form F-4 filed by Brookfield with the Securities and Exchange Commission on May 9, 2019)

(c)(2)	Opinion of Sandler O’Neill & Partners, L.P., dated March 13, 2019 (incorporated herein by reference to Annex D of the Registration Statement on Form F-4 filed by Brookfield with the Securities and Exchange Commission on May 9, 2019)

(c)(3)	Presentation materials of Perella Weinberg Partners LP reviewed by the management and certain directors of Oaktree Capital Group, LLC, dated November 6, 2018.

(c)(4)	Presentation materials of Perella Weinberg Partners LP reviewed by the management and certain directors of Oaktree Capital Group, LLC, dated November 18, 2018.

(c)(5)	Presentation materials of Perella Weinberg Partners LP reviewed by the management and certain directors of Oaktree Capital Group, LLC, dated November 18, 2018.

(c)(6)	Presentation materials of Perella Weinberg Partners LP provided to Brookfield Asset Management Inc. at the direction of Oaktree Capital Group, LLC, dated November 21, 2018.

(c)(7)	Presentation materials of Perella Weinberg Partners LP reviewed by the management and certain directors of Oaktree Capital Group, LLC, dated November 24, 2018.

(c)(8)	Presentation materials of Perella Weinberg Partners LP reviewed by the management and certain directors of Oaktree Capital Group, LLC, dated November 27, 2018.

(c)(9)	Presentation materials of Perella Weinberg Partners LP reviewed by the management and certain directors of Oaktree Capital Group, LLC, dated December 15, 2018.

(c)(10)	Presentation materials of Perella Weinberg Partners LP reviewed by the management and certain directors of Oaktree Capital Group, LLC, dated December 23, 2018.

(c)(11)	Presentation materials of Perella Weinberg Partners LP reviewed by the management and certain directors of Oaktree Capital Group, LLC, dated January 4, 2019.

(c)(12)	Presentation materials of Perella Weinberg Partners LP reviewed by the management and certain directors of Oaktree Capital Group, LLC, dated January 14, 2019.

(c)(13)	Presentation materials of Perella Weinberg Partners LP provided to Brookfield Asset Management Inc. at the direction of Oaktree Capital Group, LLC, dated January 17, 2019.

(c)(14)	Presentation materials of Perella Weinberg Partners LP for the board of directors of Oaktree Capital Group, LLC, dated March 7, 2019.

(c)(15)	Presentation materials of Perella Weinberg Partners LP for the board of directors of Oaktree Capital Group, LLC, dated March 13, 2019.

(c)(16)	Presentation materials of Sandler O’Neill & Partners, L.P. for the special committee of the board of directors of Oaktree Capital Group, LLC, dated January 17, 2019.

(c)(17)	Presentation materials of Sandler O’Neill & Partners, L.P. for the special committee of the board of directors of Oaktree Capital Group, LLC, dated February 7, 2019.

(c)(18)	Presentation materials of Sandler O’Neill & Partners, L.P. for the special committee of the board of directors of Oaktree Capital Group, LLC, dated February 19, 2019.

(c)(19)	Presentation materials of Sandler O’Neill & Partners, L.P. for the special committee of the board of directors of Oaktree Capital Group, LLC, dated March 4, 2019.

(c)(20)	Presentation materials of Sandler O’Neill & Partners, L.P. for the special committee of the board of directors of Oaktree Capital Group, LLC, provided on March 11, 2019.

(c)(21)	Presentation materials of Sandler O’Neill & Partners, L.P. for the special committee of the board of directors of Oaktree Capital Group, LLC, dated March 13, 2019.

(d)(1)	Agreement and Plan of Merger, dated as of March 13, 2019, by and among Oaktree Capital Group, LLC, Oslo Holdings LLC, Oslo Holdings Merger Sub LLC, Brookfield Asset Management Inc., and Berlin Merger Sub, LLC (incorporated herein by reference to Annex A of the Registration Statement on Form F-4 filed by Brookfield with the Securities and Exchange Commission on May 9, 2019).

(d)(2)	Unitholder Support Agreement, dated as of June 30, 2016, by and among Brookfield Asset Management Inc., Berlin Merger Sub, LLC, Oaktree Capital Group, LLC, Oaktree Capital Group Holdings, L.P. and Oaktree Capital Group Holdings GP (incorporated herein by reference to Annex B of the Registration Statement on Form F-4 filed by Brookfield with the Securities and Exchange Commission on May 9, 2019).

(d)(3)	Reimbursement Agreement (incorporated herein by reference to Annex C of the Registration Statement on Form F-4 filed by Brookfield with the Securities and Exchange Commission on May 9, 2019).

(f)	None.

(g)	None.

*	To be filed by amendment.

SIGNATURES

After due inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated as of May 9, 2019

OAKTREE CAPITAL GROUP LLC

By:	/s/ Todd Molz
Name: Todd Molz
Title: General Counsel, Chief Administrative Officer and Secretary

By:	/s/ Richard Ting
Name: Richard Ting
Title: Managing Director, Associate General Counsel and Assistant Secretary

OAKTREE CAPITAL GROUP HOLDINGS, L.P.

By:	Oaktree Capital Group Holdings GP, LLC, its general partner

By:	/s/ Todd Molz
Name: Todd Molz
Title: General Counsel, Chief Administrative Officer and Secretary

By:	/s/ Richard Ting
Name: Richard Ting
Title: Managing Director, Associate General Counsel and Assistant Secretary

OAKTREE CAPITAL GROUP HOLDINGS GP, LLC

By:	/s/ Todd Molz
Name: Todd Molz
Title: General Counsel, Chief Administrative Officer and Secretary

By:	/s/ Richard Ting
Name: Richard Ting
Title: Managing Director, Associate General Counsel and Assistant Secretary

OSLO HOLDINGS LLC By: Oaktree Capital Group Holdings, L.P., its sole member

By:	Oaktree Capital Group Holdings GP, LLC, its general partner

By:	/s/ Todd Molz
Name:Todd Molz
Title: General Counsel, Chief Administrative Officer and Secretary

By:	/s/ Richard Ting
Name: Richard Ting
Title: Managing Director, Associate General Counsel and Assistant Secretary

HOWARD S. MARKS

By:	/s/ Howard S. Marks
Name: Howard S. Marks

BRUCE A. KARSH

By:	/s/ Bruce A. Karsh
Name: Bruce A. Karsh

BROOKFIELD ASSET MANAGEMENT INC.

By:	/s/ Brian Lawson
Name: Brian Lawson
Title: Senior Managing Partner and Chief Financial Officer

BERLIN MERGER SUB, LLC

By:	/s/ Jordan Kolar
Name: Jordan Kolar
Title: Vice President

ATLAS HOLDINGS, LLC

By:	/s/ Joshua Zinn
Name: Joshua Zinn
Title: Vice President

ATLAS OCM HOLDINGS, LLC

By:	/s/ Joshua Zinn
Name: Joshua Zinn
Title: Vice President

BROOKFIELD HOLDINGS CANADA INC.

By:	/s/ Aleksandar Novakovic
Name: Aleksandar Novakovic
Title: Vice President

BROOKFIELD US HOLDINGS, INC.

By:	/s/ Karly Dyck
Name: Karly Dyck
Title: Vice President

BROOKFIELD US INC.

By:	/s/ Jordan Kolar
Name: Jordan Kolar
Title: Vice President

PF Fund Limited Partnership, by its General Partner 2518154 Ontario Limited

By:	/s/ Katayoon Sarpash
Name: Katayoon Sarpash
Title: Vice President